

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 3, 2015

<u>Via Email</u>
Claudio Pablo Lopez
Chief Executive Officer
Navios South American Logistics, Inc.
Aguada Park Free Zone
Paraguay 2141, Of. 1603
Montevideo, Uruguay

> **Re: Navios South American Logistics, Inc.**
> **Form 20-F for the year ended December 31, 2014**
> **Filed March 30, 2015**
> **File No. 333-179250**

Dear Mr. Lopez:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the year ended December 31, 2014

Report of Independent Registered Public Accounting Firm, page F-2

1. Please revise the audit opinion to indicate, if true, that the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios South American Logistics Inc. and its subsidiaries as of December 31, 2014 and 2013, and their results of operations and their cash flows for each of the three years in the period ended December 31, 2014, are prepared "in conformity with accounting principles generally accepted in the United States of America", not "the standards of the Public Company Accounting Oversight Board". Refer to paragraph 35 of AU-C Section 700.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381, Effie Simpson at 202-551-3346 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure